Exhibit 99.1

First Mining Announces Voting Results from 2021 AGM

Shareholders approve Distribution of Treasury Metals Shares and Warrants

VANCOUVER, BC, June 30, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the voting results from the Company's annual general & special meeting of shareholders held virtually in Vancouver on June 30, 2021 (the "2021 AGM").

A total of 283,475,512 common shares of First Mining were represented at the 2021 AGM, representing 40.63% of the Company's outstanding common shares as at the record date of May 3, 2021. Shareholders voted in favour of all matters brought before the meeting, which included approving a special resolution (the "Arrangement Resolution") in connection with the distribution of shares and warrants of Treasury Metals Inc. ("Treasury Metals") to First Mining's shareholders (the "Distribution").  The votes for the Arrangement Resolution approving the Distribution were as follows:

Arrangement Resolution

Outcome of the Vote	Votes For	% For	Votes Against	% Against
Carried	216,002,633	97.72%	5,042,344	2.28%

In addition, all five director nominees listed in the Company's management information circular dated May 18, 2021 (the "Circular") were elected as follows:

Election of Directors

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Keith Neumeyer	215,855,328	97.65%	5,189,649	2.35%
Raymond Polman	216,653,541	98.01%	4,391,436	1.99%
Daniel W. Wilton	217,241,498	98.28%	3,803,479	1.72%
Richard Lock	214,476,383	97.03%	6,568,594	2.97%
Leanne Hall	215,650,375	97.56%	5,394,602	2.44%

Lastly, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were re-appointed as the Company's auditor:

Appointment of Auditor

Outcome of the Vote	Votes For	% For	Votes Withheld	% Withheld
Carried	281,989,458	99.48%	1,486,054	0.52%

Detailed voting results for the 2021 AGM are available on SEDAR at www.sedar.com.

"We are delighted with the excellent voting turnout at this year's AGM. With our shareholders having approved the Distribution, we are excited to be able to return value to First Mining's shareholders in connection with our sale of the Goldlund Gold Project to Treasury Metals, and for all of our shareholders to become direct shareholders of Treasury Metals" said Dan Wilton, CEO of First Mining.  "We will now proceed to obtain final court approval for the Distribution, and we expect to receive such approval within the next week."

First Mining will apply to the Supreme Court of British Columbia for a final order in respect of the Distribution (the "Final Order"), and it expects to receive the Final Order on July 5, 2021.  Once the Company has obtained the Final Order, it will issue a news release to advise its shareholders that it has received final court approval for the Distribution, and it will confirm the finalized record date of the Distribution, as well as the date on which the Distribution will occur.

First Mining would like to remind all existing and prospective shareholders that, as long as you are a First Mining shareholder as of the finalized record date for the Distribution, you will be entitled to receive your pro rata share of the Treasury Metals shares and warrants that are being distributed to First Mining's shareholders.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. The results of a positive Pre-Feasibility Study for the Springpole Gold Project were announced by First Mining in January 2021, and permitting activities are on-going with submission of an Environmental Impact Statement ("EIS") for the project targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was established in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) timing for the receipt of the Final Order in connection with the Distribution; (ii) timing for any future news releases by First Mining in connection with the Final Order and/or the Distribution; (iii) all dates in respect of the Distribution, including the finalized record date for the Distribution and the date on which the Distribution will be effected; (iv) the number of shares and warrants of Treasury Metals to be distributed to First Mining's shareholders of record as of the finalized record date for the Distribution; and (v) timing for the submission of an EIS for the Springpole Gold Project. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, such as COVID-19, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2020 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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%CIK: 0001641229

For further information: Janet Meiklejohn | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 17:47e 30-JUN-21